(Excerpt Translation)

January 20, 2016
Toyota Motor Corporation
1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in December 2015 (the “Current Month”).

1. Summary
Number of listed shares as of the end of the preceding month	3,337,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares)
(out of which, as a result of other reasons)	(0 shares)
Number of listed shares as of the end of the Current Month	3,337,997,492 shares

2.　Stock acquisition rights exercised
<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares
	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)	(out of which, number of shares transferred from treasury shares)
7th series	7,000 shares	(0 shares)	(7,000 shares)
8th series	4,800 shares	(0 shares)	(4,800 shares)
9th series	3,800 shares	(0 shares)	(3,800 shares)

(2) Exercise price
	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
7th series	JPY 32,862,000	(JPY 0)	(JPY 32,862,000)
8th series	JPY 19,939,200	(JPY 0)	(JPY 19,939,200)
9th series	JPY 11,981,400	(JPY 0)	(JPY 11,981,400)